Exhibit 99.35
NEWS RELEASE
FOR IMMEDIATE RELEASE:
February 16, 2011
Student Transportation Completes Expansion to Rhode Island
Acquisition Expands U.S. Operations to Ocean State
WALL, NJ (February 16, 2011) — Student Transportation Inc. (“STI”) (TSX: STB), North America’s third-largest provider of school bus transportation services, today announced it has completed the final acquisition, after the previously announced letter of intent, of school bus operator Ocean State Transit, a wholly-owned subsidiary of Salter Transportation, based in Middletown, Rhode Island. The transaction and closing were contingent upon meeting certain conditions and receiving various consents and renewals, which have been obtained. Management expects the deal to be immediately accretive to shareholders of its common stock.
Rhode Island is a new state for STI’s operations. The acquisition will add over 118 vehicles, annualized revenues of just over US$7.2 million and four new locations for STI over the balance of this fiscal year. The Company utilized increased availability under its new current senior credit facility to fund the acquisition.
“With this acquisition we have completed all three previously announced Letters of Intent we signed in December,” said Denis J. Gallagher, Chairman and Chief Executive Officer. “Ocean State opens a new area of expansion in Rhode Island and complements our existing operations in the surrounding states of Connecticut, Vermont, and New Hampshire. We are both family-focused companies delivering safe, reliable and cost-effective transportation solutions to school districts.”
Gallagher added, “I have known Tony Murgo, President of Ocean State and Greg Stinson, Vice President for many years. They bring a well-respected and experienced management and operations team to our family. Tony, Greg and their entire team will join the STI family as we retain the Ocean State Transit name in Rhode Island. They will continue to provide the same safe, customer friendly service they are known for in the industry.”
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com